UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VALUEVISION MEDIA, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
92047K107
(CUSIP Number)
Keith R. Stewart
6740 Shady Oak Road
Eden Prairie, MN 55344
952-943-6000
With a copy to:
Nathan E. Fagre
6740 Shady Oak Road
Eden Prairie, MN 55344
952-943-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92047K107

1	NAMES OF REPORTING PERSONS Keith R. Stewart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,006,155

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,006,155

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	(see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.01 par value, of ValueVision Media, Inc., a Minnesota corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 6740 Shady Oak Road, Eden Prairie, MN 55344.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Keith R. Stewart.
(b) The principal residence or office of Mr. Stewart is 6740 Shady Oak Road, Eden Prairie, MN 55344.
(c) Mr. Stewart is the President, Chief Executive Officer and a director of the Issuer.
(d) — (e) During the last five years, Mr. Stewart has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
NOT APPLICABLE.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) Mr. Stewart beneficially owns 2,006,155 shares, (including options to purchase 125,000 shares pursuant to the exercise of options which vest within 60 days) representing approximately 6.2% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 32,290,168 shares of Common Stock of the Issuer outstanding on July 17, 2009.
(b) Mr. Stewart has sole voting and dispositive power with respect to 2,006,155 shares of the Common Stock (including 125,000 shares issuable upon exercise of options to purchase common stock) of the Issuer.

(c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

Date of	Number of	Purchase
Transaction	Shares	Price
7/17/2009	315,000	$2.00
7/16/2009	95,600	$1.83
7/15/2009	90,000	$1.72
6/16/2009	50,000	$1.60
6/16/2009	50,000	$1.55
6/16/2009	50,000	$1.50
6/16/2009	200	$1.49
6/16/2009	700	$1.47
6/16/2009	4,500	$1.46
6/08/2009	24,900	$0.77
6/04/2009	50,000	$0.79
6/04/2009	50,000	$0.78
6/04/2009	22,491	$0.77
6/03/2009	10,000	$0.82
6/03/2009	20,000	$0.81
6/03/2009	30,000	$0.80
6/03/2009	4,100	$0.79
5/28/2009	12,507	$0.73
5/26/2009	1,500	$0.73
5/26/2009	33,306	$0.74
5/22/2009	1,000	$0.70
5/22/2009	50,000	$0.75
5/22/2009	16,694	$0.74
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: July 24, 2009

/s/ Keith R. Stewart
Keith R. Stewart